UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 Powerlinx, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    73933F204
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                                 (CUSIP Number)


                                Nathalie Veysset
                                  P.O. Box 550
                               CH - 1211 Geneva 70
                                   Switzerland
                                 +41-22-393-6061


--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 22, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box. |_|

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

----------------------------                     -------------------------------
    CUSIP NO. 73933F204              13D               PAGE 2 OF 7 PAGES
----------------------------                     -------------------------------


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    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          VATAS (BELGIQUE) SA
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |_|
                                                                       (b) |_|

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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS

          WC
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)

                                                                           |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Belgium
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                       7    SOLE VOTING POWER
    NUMBER OF
                            1,846,154 (includes 1,214,575 shares of Common Stock
      SHARES issuable upon conversion of convertible debentures and 631,579 shares of Common Stock issuable upon exercise of warrants, based on an initial reference price of $0.038 and after giving effect to the 50-1 reverse stock split of Powerlinx, Inc. (the "Reverse Split"))

                    ------------------------------------------------------------
                       8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                    ------------------------------------------------------------
       EACH            9    SOLE DISPOSITIVE POWER

    REPORTING               1,846,154 (includes 1,214,575 shares of Common Stock
                            issuable upon conversion of convertible debentures and 631,579 shares of Common Stock issuable upon exercise of warrants, based on an initial reference price of $0.038 and after giving effect to the Reverse Split)

                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
      PERSON

       WITH
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,846,154 (includes 1,214,575 shares of Common Stock issuable upon conversion of convertible debentures and 631,579 shares of Common Stock issuable upon exercise of warrants, based on an initial reference price of $0.038 and after giving effect to the Reverse Split)

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           |_|

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

1. SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Powerlinx, Inc. (the "Issuer"), whose principal executive offices are located at 1700 66th St. North, Suite 300, St. Petersburg, Florida 33710.

2. IDENTITY AND BACKGROUND.

          A. This statement is filed by Vatas (Belgique) SA, a SOCIETE ANONYME organized under the laws of Belgium ("Vatas").

          B. Set forth below is certain information as specified in Instruction 2 to Schedule 13D with respect to Vatas.

----------------------------- ------------------ ----------------------- -------------------------------- --------------------------
Name of Reporting Person      Jurisdiction of    Principal Business of   Address of Principal Business    Address of Principal
                              Organization of    Reporting Person        of Reporting Person              Office of Reporting
                              Reporting Person                                                            Person, if different
----------------------------- ------------------ ----------------------- -------------------------------- --------------------------
VATAS (BELGIQUE) SA           BELGIUM            INVESTMENT              AVENUE LOUISE 331-333            ATTN: NATHALIE VEYSSET
                                                                         1050 BRUSSELLS                   P.O. BOX 550
                                                                         BELGIUM                          CH-1211 GENEVA 70
                                                                                                          SWITZERLAND

----------------------------- ------------------ ----------------------- -------------------------------- --------------------------
Luc Hollman                                      Director                Avenue Louise 331-333
                                                                         1050 Brussels
                                                                         Belgium

----------------------------- ------------------ ----------------------- -------------------------------- --------------------------
Caroline Hoogsteyns                              Director                Avenue Louise 331-333
                                                                         1050 Brussels
                                                                         Belgium

----------------------------- ------------------ ----------------------- -------------------------------- --------------------------
Ann Lavrysen                                     Director                Avenue Louise 331-333
                                                                         1050 Brussels
                                                                         Belgium

----------------------------- ------------------ ----------------------- -------------------------------- --------------------------
VATAS HOLDING GMBH            GERMANY            INVESTMENT              FRIEDRICHSTRASSE 95
                                                                         10117 BERLIN
                                                                         GERMANY

----------------------------- ------------------ ----------------------- -------------------------------- --------------------------
Peter Ogrisek                                    Director                Friedrichstrasse 95
                                                                         10117 Berlin
                                                                         Germany
----------------------------- ------------------ ----------------------- -------------------------------- --------------------------


                                PAGE 3 OF 7 PAGES

----------------------------- ------------------ ----------------------- -------------------------------- --------------------------
Name of Reporting Person      Jurisdiction of    Principal Business of   Address of Principal Business    Address of Principal
                              Organization of    Reporting Person        of Reporting Person              Office of Reporting
                              Reporting Person                                                            Person, if different
----------------------------- ------------------ ----------------------- -------------------------------- --------------------------
----------------------------- ------------------ ----------------------- -------------------------------- --------------------------
Lars Windhorst                                   Director                Friedrichstrasse 95
                                                                         10117 Berlin
                                                                         Germany
----------------------------- ------------------ ----------------------- -------------------------------- --------------------------


     During the last five years, none of Vatas or, to the best of its knowledge, any of its directors, managers or executive officers, if any, have been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Vatas invested $1,500,000 in cash in consideration for a convertible debenture (the "Debenture"), which is convertible into, and warrants (the "Warrants"), which are exercisable for, the shares of Common Stock to which this Statement relates, pursuant to a private placement transaction that occurred on March 22, 2006.

     The Debenture is convertible at the option of the holder into a number of shares of Common Stock equal to the outstanding principal of such Debenture and accrued interest and late charges (if any) thereon divided by a conversion price, which is equal to the product of 0.65 and a Reference Price (as defined in Section 3(b) of such Debenture, the form of which is filed as Exhibit 2 to this Schedule 13D and incorporated herein by reference), adjusted (pursuant to
Section 6(a) of such Debenture) for any stock split, stock dividend, recapitalization, combination or reverse stock split. The Reference Price is currently $0.038, resulting in a conversion price of $1.235 after adjusting for the 50-1 reverse stock split effected by the Issuer (the "Reverse Split").

     The Warrants are exercisable for a number of shares of Common Stock equal to the principal amount of the Debenture received by Vatas as of the date of issuance of such Debenture divided by an exercise price equal to the product of
(a) 1.25 and (b) the Reference Price, and adjusting for any stock split, stock dividend, recapitalization, combination or reverse stock split. After adjusting for the Reverse Split, the exercise price for the Warrants is $2.375.

4. PURPOSES OF TRANSACTION.

     The interests in shares of Common Stock have been acquired by Vatas for investment purposes. Vatas does not currently have other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Schedule 13D. Vatas intends to review on a continuing basis the investment it has in the Issuer and based on such continuing review, and all other factors deemed relevant, Vatas may sell

                                PAGE 4 OF 7 PAGES
or seek the sale of all or part of its investment or increase its holdings of shares of Common Stock or securities convertible into or exercisable for shares of Common Stock.

5. INTEREST IN SECURITIES OF THE ISSUER.

          A. The responses set forth on the cover page are hereby incorporated by reference herein. The aggregate number of shares of Common Stock of the Issuer outstanding as of March 22, 2006 was approximately 4,779,745 after giving effect to the Reverse Split.

               Vatas currently has an interest in 1,846,154 shares (1,214,575 of which may be acquired pursuant to conversion of its Debenture (based on a conversion price of $1.235) and 631,579 of which may be acquired pursuant to exercise of its Warrants (based on an exercise price of $2.375)), or 27.9%, of the Common Stock, assuming conversion of the Debenture and exercise of the Warrants.

          B. Vatas has sole power to vote and sole power to dispose of 1,846,154 shares of Common Stock, assuming conversion of the Debenture and exercise of the Warrants.

          C.   See Item 3 above.

          D.   Not applicable.

          E.   Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Vatas has entered into a Registration Rights Agreement, dated March 22, 2006 (the "Registration Rights Agreement"), with the Issuer to permit resale of the shares of Common Stock underlying the Debenture and the Warrants by Vatas. Pursuant to the Registration Rights Agreement, the Issuer is committed to file a registration statement within 90 days of March 22, 2006 and have it declared effective within 135 days of March 22, 2006 (subject to additional time in certain limited circumstances), and if those time periods are not met, the Issuer has agreed to pay certain liquidated damages. The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is included as Exhibit 4 hereto and is incorporated herein by reference.

     The information included in response to Items 3 and 4 is incorporated into this response.

     Except as set forth in this Schedule 13D, to the best knowledge of Vatas, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Vatas and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

                                PAGE 5 OF 7 PAGES

7. MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT NO.

     Exhibit 1. Securities Purchase Agreement, dated as of March 7, 2006, by and among the Issuer and the purchasers listed on Schedule I attached thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Powerlinx, Inc. on March 22, 2006).

     Exhibit 2. Form of Debenture issued March 22, 2006 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Powerlinx, Inc. on March 22, 2006).

     Exhibit 3. Form of Warrant issued March 22, 2006 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Powerlinx, Inc. on March 22, 2006).

     Exhibit 4. Registration Rights Agreement dated as of March 22, 2006, by and among the Issuer and the purchasers listed on the Schedule of Purchasers attached thereto (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Powerlinx, Inc. on March 22, 2006).


                                PAGE 6 OF 7 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 3, 2006

                                            VATAS (BELGIQUE) SA


                                            By: /s/ Caroline Hoogsteyns
                                                --------------------------------
                                            Name: Caroline Hoogsteyns
                                                  ------------------------------
                                            Title:  Director
                                                    ----------------------------

                                            By: /s/ Ann Lavrysen
                                                --------------------------------
                                            Name:  Ann Lavrysen
                                                   -----------------------------
                                            Title:  Director
                                                    ----------------------------


                                PAGE 7 OF 7 PAGES